

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2020

Marlene Krauss
Chief Executive Officer
KBL MERGER CORP. IV
527 Stanton Christiana Rd.
Newark, DE 19713

> **Re: KBL MERGER CORP. IV**
> **Amendment No. 1 to Registration Statement of Form S-4**
> **Filed February 10, 2020**
> **File No. 333-234650**

Dear Dr. Krauss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2019 letter.

Form S-4/A filed February 10, 2020

180 Life Sciences Corp. and Subsidiaries
Note 4 - Reorganization and Recapitalization, page F-68

1. We note your response to our prior Comment 10. Please provide us a chronological summary of your issuances of common stock during 2019 through the date of the reorganization. With respect to each issuance, indicate the number of shares issued, the purchase price per share and the fair value of the shares on date of issuance. Your response should include a detailed explanation of significant factors contributing to the differences in Katexco's share value from January 1, 2019 through the date of the reorganization.

Note 11 - Convertible Notes Payable and Convertible Notes Payable, Related Parties, page F-73

2. We note that the Senior Notes were amended in January 2020. Please disclose the value of the beneficial conversion feature associated with the Amended Senior Notes.

Note 12 - Commitments and Contingencies
Yissum Research and License Agreement, page F-74

3. We note that in the event of an IPO, the Company will issue 5% of the issued and outstanding shares, on a fully diluted basis, to Yissum prior to the closing of the IPO. Please tell us what consideration you gave to including this issuance in the pro forma financial statements.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth Koch, Esq.